Exhibit 1

CONTROLLED COMPANIES

NAME OF CONTROLLED COMPANY	JURISDICTION OF INCORPORATION	CATEGORY	OWNERSHIP
Plansee USA Beteiligungs GmbH	Austria	CO	Indirect
GTP Europe S.A.R.L.	Luxembourg	CO	Direct

Note: The reporting person is the direct, sole owner of Plansee USA Beteiligungs GmbH, which in turn is the direct, sole owner of GTP Europe S.A.R.L.